CUSIP NO.  45323G 10 9             13G         Page 1 of 6 Pages



                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                           INACOM CORPORATION
                            (Name of Issuer)

                                Common
                     (Title of Class of Securities)

                              45323G 10 9
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













CUSIP NO.  45323G 10 9              13G         Page 2 of 6 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.
      13-2670991

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            572,700

      6.    SHARED VOTING POWER

            59,200

      7.    SOLE DISPOSITIVE POWER

      8.    SHARED DISPOSITIVE POWER

            631,900

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           631,900

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDE CERTAIN
SHARES

      Not Applicable

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.5 %

12    TYPE OF REPORTING PERSON

      IA, IV, HC

CUSIP NO.  45323G 10 9              13G         Page 3 of 6 Pages





Item 1.
      (a)   Name of Issuer

            Inacom Corporation

      (b)   Address of Issuer's Principal Executive Offices

            10810 Farnam, Suite 200
            Omaha, NE 68154

Item 2.
      (a)   Name of Person Filing

            Franklin Resources, Inc.

      (b)   Address of Principal Business Office

            777 Mariners Island Blvd.
            San Mateo, California 94404

      (c)   Place of Organization

            Delaware

      (d)   Title of Class of Securities

            Common

      (e)   CUSIP

            354613 10 1

Item 3.
      (d)   Investment Company

      (e)   Investment Adviser

      (g)   Parent Holding Company (Note: See Item 7)










CUSIP NO.  45323G 10 9           13G         Page 4 of 6 Pages

Item 4.     Ownership
      (a)   Amount Beneficially Owned

            631,900

      (b)   Percent of Class

             6.5 %

      (c)   Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  572,700

            (ii)  Shared power to vote or to direct the vote

                  59,200

            (iii) Sole power to dispose or to direct the disposition of

            (iv)  Shared power to dispose or to direct the disposition of

                  631,900

Item 5.     Ownership of Five Percent or Less of a Class
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Templeton Smaller Companies Growth Fund, Inc., a mutual fund registered with the S.E.C. has the right to receive dividends from and the proceeds from the sale of more than five percent of the class of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            See Attached Exhibit

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable
CUSIP NO.   45323G 10 9           13G         Page 5 of 6 Pages

Item 10.    Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report (Franklin Resources, Inc.) that it is the beneficial owner of any securities covered by this report.***


                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 1994
Date


S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Senior Vice President-Legal
& Assistant Secretary
Name/Title


*** Franklin Resources, Inc., and its subsidiaries and companies under control with them with respect to the exercise of investment discretion are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13(d) 3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources, Inc., and its subsidiaries and companies under common control with them need not be aggregated for purposes of Section 13(d). However, Franklin Resources, Inc. is making this filing on a voluntary basis as if all the shares are beneficially owned by Franklin Resources, Inc. and its subsidiaries and companies under common control with respect to the exercise of investment discretion.




CUSIP NO. 45323G 10 9              13G         Page 6 of 6 Pages

Item 10.    Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report (Franklin Resources, Inc.) that it is the beneficial owner of any securities covered by this report.***


                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 1994
Date


S\MARTIN L. FLANAGAN
Signature

Martin L. Flanagan
Senior Vice President
Templeton Smaller Companies Growth Fund, Inc.
Name/Title


*** Franklin Resources, Inc., and its subsidiaries and companies under control with them with respect to the exercise of investment discretion are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13(d) 3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources, Inc., and its subsidiaries and companies under common control with them need not be aggregated for purposes of Section 13(d). However, Franklin Resources, Inc. is making this filing on a voluntary basis as if all the shares are beneficially owned by Franklin Resources, Inc. and its subsidiaries and companies under common control with respect to the exercise of investment discretion.